Exhibit 99.81

News Release November 27, 2025

Santacruz Silver Reports Third Quarter 2025 Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its financial and operating results for the quarter ended September 30, 2025 (“Q3 2025”). The full version of the unaudited Q3 2025 financial statements (“Financial Statements”) and accompanying Management’s Discussion and Analysis (the “MD&A”) can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

Q3 2025 Highlights

●	Revenues of $79.99 million, a 2% increase year-over-year.
●	Gross Profit of $20.17 million, a 28% increase year-over-year.
●	Net Income of $16.34 million, a 7% decrease year-over-year.
●	Adjusted EBITDA of $19.51 million, a 67% increase year-over-year.
●	Cash & Marketable securities of $59.23 million, a 225% increase year-over-year.
●	Working Capital of $69.20 million, a 186% increase year-over-year.
●	Cash cost per silver equivalent ounce sold ($/oz) of $28.62, a 28% increase year-over-year.
●	AISC per silver equivalent ounce sold of $35.62, a 30% increase year-over-year.
●	Silver Equivalent Ounces produced of 3,424,817, a 30% increase year-over-year[1].

1.	The Full Q3 2025 production results were released in a news release dated November 3, 2025.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Q3 2025 was a transformative quarter for Santacruz. We paid off the final installment payment to Glencore for the acquisition of our Bolivian assets, extinguishing the Base Purchase Price obligation. This eliminated a significant liability and materially strengthened our balance sheet. Even after completing this payoff, we closed the quarter with $69.20 million in working capital. This quarter, we also continued our trend of year-over-year gains in profitability and cash generation, highlighted by robust growth in gross profit and adjusted EBITDA. This performance is a testament to the strength of our business, complimented by favorable silver prices.”

Mr. Préstamo continued: “Operationally, consolidated production remained steady this quarter, supported by strong performance at Caballo Blanco, Zimapán and San Lucas. These operations helped offset lower silver output at the Bolívar mine, where a water inflow event in May 2025 impacted two key production veins, Pomabamba and Nané. Remediation activities are well underway, and recovery work in both veins is progressing in line with our formal restoration plan. Under this plan, progressive access and production from Pomabamba and Nané are expected to resume beginning in February 2026, with volumes increasing throughout the year and full recovery anticipated by the fourth quarter of 2026. On the costs front, AISC for the quarter increased due to three main drivers: higher ore purchase costs at San Lucas, related to a stronger metal-price environment, remediation-related expenditures at Bolívar due to the flooding event, and plant improvement initiatives at Zimapán to enhance metallurgical performance. Additionally, the appreciation of the Bolivian boliviano, supported by positive market sentiment toward the newly elected government, contributed to increased costs across our Bolivian operations. Nevertheless, year-to-date AISC remains in the mid-20s, consistent with our expectations. Looking ahead, Santacruz remains focused on operational efficiency, maintaining a strong balance sheet, and delivering sustainable long-term value for our shareholders.”

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Selected consolidated financial and operating information for Q3 2025, Q2 2025 and Q3 2024 is presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise noted.

2025 Third Quarter Highlights

	2025 Q3	2025 Q2	Change Q3 vs Q2	2024 Q3 Restated (7)	Change ’25 Q3 vs ’24 Q3	2025 YTD	2024 YTD Restated (7)	Change ’25YTD vs ’24 YTD
Operational
Material Processed (tonnes milled)	486,585	480,863	1%	491,260	(1%)	1,439,221	1,462,764	(2%)
Silver Equivalent Produced (ounces) (1)	3,424,817	3,547,054	(3%)	4,033,214	(15%)	10,660,000	12,075,966	(12%)
Silver Ounces Produced	1,241,929	1,423,081	(13%)	1,703,387	(27%)	4,255,073	4,956,694	(14%)
Zinc Tonnes Produced	21,581	21,148	2%	23,143	(7%)	63,449	71,042	(11%)
Lead Tonnes Produced	2,603	2,773	(6%)	3,027	(14%)	8,094	8,888	(9%)
Copper Tonnes Produced	331	229	45%	270	23%	839	809	4%
Silver Equivalent Sold (payable ounces) (2)	2,474,103	2,993,136	(17%)	3,601,754	(31%)	8,526,795	10,636,832	(20%)
Cash Cost of Production per Tonne (3)	100.11	81.95	22%	110.50	(9%)	85.23	99.66	(14%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	28.62	19.48	47%	22.38	(28%)	21.54	21.74	(1%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	35.62	22.95	55%	27.40	(30%)	26.41	25.53	3%
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	40.13	32.37	24%	29.86	34%	34.43	27.75	24%
Financial
Revenues	79,989	73,295	9%	78,244	2%	223,598	201,318	11%
Gross Profit	20,166	25,288	(20%)	15,721	28%	73,313	31,976	129%
Net Income (5)	16,344	20,977	(22%)	17,534	(7%)	46,772	151,642	(69%)
Net Earnings) Per Share - Basic ($/share)	0.05	0.06	(17%)	0.03	67%	0.13	0.41	(68%)
Adjusted EBITDA (3)	19,509	26,770	(27%)	14,960	30%	73,795	29,608	149%
Cash and Cash Equivalent	40,018	39,997	0%	18,242	119%	40,018	18,242	119%
Working Capital	69,208	60,295	15%	24,191	186%	69,208	24,191	186%

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Year to Date Production Summary – By Mine

	Bolivar (6)	Porco (6)	Caballo Blanco Group	San Lucas Group	Zimapán	Total
Material Processed (tonnes milled)	169,181	143,815	171,642	282,218	670,364	1,439,221
Silver Equivalent Produced (ounces) (1)	1,808,427	1,047,058	2,052,152	2,785,374	2,966,990	10,660,000
Silver Ounces Produced	857,653	318,439	902,576	941,528	1,234,877	4,255,073
Zinc Tonnes Produced	10,394	7,948	11,654	19,690	13,763	63,449
Lead Tonnes Produced	487	396	1,804	1,565	3,843	8,094
Copper Tonnes Produced	N/A	N/A	N/A	N/A	839	839
Average head grades per mine:
Silver (g/t)	176	82	176	124	78	111
Zinc (%)	6.72	5.82	7.24	7.78	2.69	5.02
Lead (%)	0.42	0.39	1.28	0.88	0.73	0.75
Copper (%)	N/A	N/A	N/A	N/A	0.26	0.26
Metal recovery per mine:
Silver (%)	89	83	93	83	74	81
Zinc (%)	91	94	94	90	76	85
Lead (%)	70	69	82	63	79	74
Copper (%)	N/A	N/A	N/A	N/A	47	48
Silver Equivalent Sold (payable ounces) (2)	1,604,966	850,689	1,643,070	2,106,449	2,321,622	8,526,795

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) for Q3 2025 have been calculated using prices of $31.41/oz, $2,775.53/t, $2,085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapán.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	2024 YTD Net Income includes a one-time gain on the adjustment to consideration payable of $133,255 recorded in Q1 2024.
(6)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(7)	The revenues, gross profit, net loss, net loss per share, Adjusted EBITDA, and working capital deficiency were restated as a result of corrections made to the 2023 comparatives. Refer to Note 5 in the Q3 2025 financial statements for further details and impacts of the restatement.

Production Results

In the nine months ended 2025, the Company processed 1,439,221 tonnes of ore, producing 10,660,000 silver equivalent ounces. This total includes 4,255,073 ounces of silver and 63,449 tonnes of zinc. Full Q3 2025 production results were released in a news release dated November 3, 2025.

Q3 2025 vs Q2 2025

In Q3 2025, Santacruz maintained stable consolidated operations despite the full-quarter impact of the mid-May water inflow at the Bolívar mine, which continued to restrict access to the Pomabamba and Nané high-grade zones. Bolívar’s silver equivalent production declined quarter-over-quarter, driven by materially lower silver head grades (-53%) and reduced silver output (-57%), while dewatering and rehabilitation advanced with the commissioning of the fourth pumping line in September and the initiation of a fifth submersible line.

Despite the pressure at Bolívar, the rest of the portfolio delivered consistent results. Caballo Blanco increased milled tonnes and achieved higher silver equivalent production, San Lucas contributed additional volume and supported stable plant utilization, and Zimapán delivered modest gains in silver equivalent output driven by stronger zinc grades. These operations helped absorb part of the temporary impact from Bolívar and supported overall quarterly performance.

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Q3 2025 vs Q3 2024

Compared with Q3 2024, Santacruz´s consolidated production reflected the year over year impact of the Bolivar flooding event, which continued to limit access to silver high grade zones and resulted in lower silver output (-73%) and reduced silver equivalent production (-54%). Despite this, the company sustained a broadly resilient operating profile across it diversified asset base.

Outside of Bolívar, the portfolio showed solid year-over-year production. Caballo Blanco delivered higher production, supported by stronger grades and better recoveries. San Lucas continued to play a key role in sustaining throughput at the group level, while Zimapán operated consistently, posting higher zinc production supported by improved stope development and feed quality. These contributions helped moderate the impact from Bolívar and provided stability in the consolidated results relative to last year.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Q3 2025 vs Q2 2025

Consolidated unit costs increased in Q3, mainly due to the ongoing situation at Bolívar mine and the appreciation of the Bolivian boliviano. The water inflow at Bolívar continued to limit access to high-grade zones and required sustained pumping and rehabilitation, driving Bolivar´s cash cost to $34.51/oz and AISC to $50.89/oz. At the consolidated level, cash cost rose to $28.62/oz and AISC to $35.62/oz.

The 31% appreciation of the boliviano during the quarter also increased USD-equivalent costs across all Bolivian operations. This currency movement reflects greater market confidence in the new government, which is positive for the broader business environment, although it raises operating costs when translated into USD.

At San Lucas, higher silver and zinc prices increased ore purchase costs in line with its margin-based sourcing model, where reported cost per ounce rises with metal prices but margins remain stable.

In Mexico, Zimapán recorded only a modest increase in costs quarter-over-quarter, with cash cost up 1% and AISC up 7%, reflecting scheduled mine and plant investments aimed at improving metallurgical recoveries.

Q3 2025 vs Q3 2024

Compared to Q3 2024, consolidated AISC increased to $35.62/oz from $24.27/oz, largely driven by Bolívar, where the impact of the water inflow and ongoing recovery work pushed AISC to $50.89/oz. The stronger boliviano also elevated USD-equivalent operating costs year-over-year, again reflecting the improved political outlook following the change in government.

At San Lucas, higher silver and zinc prices increased ore purchase costs in line with its margin-based sourcing model, where reported cost per ounce rises with metal prices but margins remain stable.

Zimapán posted a more notable year-over-year increase, with cash cost rising 19% and AISC 27%, consistent with ongoing mine development at level 960 and plant upgrades intended to improve recoveries.

Webinar Details

CEO Arturo Préstamo and CFO Andrés Bedregal will present at a webinar hosted by Adelaide Capital on Friday, December 5th at 2:00 pm ET. Investors and shareholders are invited to participate in the webinar.

Registration Link: https://us02web.zoom.us/webinar/register/WN_cpNMhvqCQCWQD42uCAiIyw.

The webinar will also be live-streamed on the Adelaide Capital YouTube Channel, where a replay will be available after the event: https://bit.ly/adcap-youtube.

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Questions can be submitted during the session or in advance to olenka@adcap.ca.

Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures” section in the Company’s Q3 2025 Management Discussion and Analysis, which is available on SEDAR+ at www.sedarplus.ca.

Qualified Person

Garth Kirkham P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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